Exhibit 4.1

AMENDMENT NO. 1 TO WARRANT AGENT AGREEMENT

THIS AMENDMENT (this “Amendment”) is made as of December 30, 2019, by and between FlexShopper, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, as warrant agent for the Company (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agent Agreement, dated as of September 25, 2018 (the “Warrant Agreement”), between the Company and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Warrant Agreement.

WHEREAS, Section 8.12(c) of the Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Warrant Agreement with the vote or written consent of the registered holders of at least 50.1% of the then outstanding Warrants;

WHEREAS, the Company desires to amend the Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for shares of Common Stock of the Company, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the Warrant Amendment and Exchange Agreement between the Company and a number of registered holders of the Warrants, such registered holders of more than 50.1% of the then outstanding Warrants consented to and approved this Amendment;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein.

1. Amendment of Warrant Agreement. The Warrant Agreement is hereby amended by adding the following new Section 6 thereto:

“6. Mandatory Exchange.

6.1	Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants, as described in Section 6.2 below, for shares of Common Stock, at the exchange rate of 0.56 of a share of Common Stock for each Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Common Stock). In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such holder, be issued a whole number of shares of Common Stock, rounded up to the nearest whole number of shares a Holder would otherwise be entitled to receive.

6.2	Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the registered holders of the Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6.3	Exercise after Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with Subsection 3.3.7(ii) of this Agreement) at any time after notice of exchange shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the registered holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

6.4	Inapplicability of Beneficial Owner Limitation. Section 3.3.10 (Beneficial Ownership Limitation) of the Warrant Agreement shall be deleted effective on the date hereof, and shall be inapplicable with respect to the Exchange, the mandatory exchange described in this Section 6, or otherwise. To the extent that there are any certificated Warrants, the amendments made to the Warrant Agreement pursuant to this Amendment shall be made equally to the terms of such certificated Warrants.

2. Miscellaneous Provisions.

2.1	Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2	Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The parties hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3	Counterparts. This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.4	Effect of Headings. The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5	Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

FLEXSHOPPER, INC.

By:	/s/ H. Russell Heiser Jr.
	Name:	H. Russell Heiser Jr.
	Title:	Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Henry Farrell
	Name:	Henry Farrell
	Title:	Vice President

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